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                                                                      EXHIBIT 12



              WILLIAMS HOLDINGS OF DELAWARE, INC. AND SUBSIDIARIES
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                              (Dollars in millions)



                                                                Years Ended December 31,
                                                -----------------------------------------------------
                                                  1998        1997       1996       1995       1994
                                                --------    --------   --------   --------   --------

Earnings:
   Income from continuing
      operations before extraordinary
         loss and income taxes                  $    4.6    $  455.1   $   529.6  $   372.3  $   258.4
   Add:
      Interest expense-net                         155.3       113.2        89.3       89.5       74.6
      Rental expense representative
         of interest factor                         26.0        20.2        11.9       18.7       11.0
      Preferred dividends of
         subsidiaries                                --          --          --         5.4        --
      Minority interest (income) loss of
         consolidated subsidiaries                 (12.0)       18.2         1.4        2.3        1.6
      Interest accrued--50% owned company            6.1         --          --         --         --
      Other                                         16.5         (.4)        3.3        3.1        3.3
                                                --------    --------    --------   --------   --------

Total earnings as adjusted plus
   fixed charges                                $  196.5    $  606.3    $  635.5   $  491.3   $  348.9
                                                ========    ========    ========   ========   ========

Combined fixed charges:
   Interest expense-net                         $  155.3    $  113.2    $   89.3   $   89.5   $   74.6
   Capitalized interest                             26.6        19.3         4.8       11.5        4.7
   Rental expense representative
      of interest factor                            26.0        20.2        11.9       18.7       11.0
   Pretax effect of dividends on
      preferred stock of subsidiaries                --          --         --          7.7        --
   Interest accrued--50% owned company               6.1         --         --          --         --
                                                --------    --------    --------   --------   --------

         Total fixed charges                    $  214.0    $  152.7    $  106.0   $  127.4   $   90.3
                                                ========    ========    ========   ========   ========

Ratio of earnings to fixed
   charges                                           -- (1)     3.97        6.00       3.86       3.86
                                                ========    ========    ========   ========   ========



(1) Earnings were insufficient to cover fixed charges by approximately $17.5 million for the year ended December 31, 1998.